Exhibit 99.1

Dr. John Climax Announces His Retirement as Chairman of ICON plc - Dr. Bruce Given Elected to Succeed Him

DUBLIN--(BUSINESS WIRE)--December 17, 2009--ICON Plc (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that Dr. John Climax will retire as Chairman of ICON Plc as of 31st December 2009, but will remain a board member. Dr Bruce Given has been elected to succeed him, effective 1st January 2010.

Dr. Climax co-founded ICON with Dr. Ronan Lambe in 1990. In recognition of his contribution to the company over the past 20 years the Board has awarded him the title of “Chairman Emeritus”.

“Having co-founded ICON in 1990, I have had the pleasure of seeing the company grow from humble beginnings to become one of the world’s leading clinical research organisations” said Dr. Climax “It is therefore with much satisfaction and confidence in the future of the business, that I am retiring from my role as chairman. I am delighted to remain involved on the Company’s Board and look forward to helping shape the future of the company. I would like to acknowledge the tremendous support I have received from all staff without whom we would not have achieved so much in such a short time. I am also very pleased to be able to hand over the chairman’s role to Dr. Bruce Given, who has been an outstanding contributor to ICON’s board over the last 5 years”.

An ICON board member since 2004, Dr. Given is currently a healthcare products consultant and from 2002 to 2007 was President and Chief Executive Officer of Encysive Pharmaceuticals. Prior to this, he spent 9 years at Johnson & Johnson, serving in several capacities including as President, International, Ortho-Clinical Diagnostics and as Group Vice President and Head of U.S. Marketing & Sales, Research & Development for Janssen Pharmaceutica. He has also held various executive and senior management positions at Sandoz Pharma Ltd., Sandoz Research Institute and Schering-Plough Corporation. Prior to entering the pharmaceutical industry, he was on the medical faculty at the University of Chicago.

Dr. Given commented “We are extremely grateful for the extraordinary leadership and commitment that John has provided to ICON in his twenty years with the company, first as its co-founder and CEO, and over the past 7 years in his role as Chairman. His vision and passionate commitment to ICON’s performance, people and clients have been the cornerstones of our success and we are delighted that he will remain on the board to help us forge a successful future for the company. It is an honour to succeed him.”

About ICON plc
ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has about 7,000 employees, operating from 68 locations in 38 countries.

Source: ICON plc

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